UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Baiya International Group Inc.

(Translation of registrant’s name into English)

Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

CHANGES IN REGISTRANTS’ CERTIFYING ACCOUNTANT

(a) Dismissal of Certifying Accountant

Baiya International Group Inc. (the “Company” or the “Registrant”) dismissed its independent auditor, Kreit & Chiu CPA LLP (“Kreit & Chiu”), which action was approved by the Company’s Board of Directors on August 1, 2025.

Kreit & Chiu’s audit reports on the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s two most recent fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through August 5, 2025, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Kreit & Chiu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Kreit & Chiu’s satisfaction, would have caused Kreit & Chiu to make reference to the subject matter of the disagreement in connection with their reports; and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

(b) Engagement of New Certifying Accountant

On August 1, 2025, we engaged Onestop Assurance PAC (“Onestop”) as our independent auditors for the fiscal year ended December 31, 2025.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with Onestop with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of Kreit & Chiu CPA LLP dated August 8, 2025 regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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